Exhibit 99.1

Silicon Motion Announces Results for the Period Ended March 31, 2023

NEWS RELEASE

Business Highlights

•	First quarter sales decreased 38% Q/Q and 49% Y/Y

•	SSD controller sales: 1Q decreased 20% to 25% Q/Q and 35% to 40% Y/Y

•	eMMC+UFS controller sales: 1Q decreased 70% to 75% Q/Q and 75% to 80% Y/Y

•	SSD solutions sales: 1Q decreased 30% to 35% Q/Q and approximately flat Y/Y

Financial Highlights

	1Q 2023 GAAP	1Q 2023 Non-GAAP
• Net sales	$124.1 million (-38% Q/Q, -49% Y/Y)	$124.1 million (-38% Q/Q, -49% Y/Y)
• Gross margin	42.2%	42.3%
• Operating margin	4.4%	10.4%
• Earnings per diluted ADS	$0.30	$0.33

TAIPEI, Taiwan and MILPITAS, Calif., May 5, 2023 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion”, the “Company” or “we”) today announced its financial results for the quarter ended March 31, 2023. For the first quarter of 2023, net sales (GAAP) decreased sequentially to $124.1 million from $200.8 million in the fourth quarter of 2022. Net income (GAAP) decreased to $10.2 million, or $0.30 per diluted American Depositary Share (“ADS”) (GAAP), from net income (GAAP) of $23.5 million, or $0.71 per diluted ADS (GAAP), in the fourth quarter of 2022.

For the first quarter of 2023, net income (non-GAAP) decreased to $11.2 million, or $0.33 per diluted ADS (non-GAAP), from net income (non-GAAP) of $41.1 million, or $1.22 per diluted ADS (non-GAAP), in the fourth quarter of 2022.

Business Review

Wallace Kou, President & CEO of Silicon Motion commented:

“Market conditions are currently extremely challenging, a view shared by all our NAND flash maker and other key customers. End-markets for PCs and smartphones remain soft and many suppliers into these products have focused on working down inventory, including client SSD and eMMC/UFS embedded storage devices, which has had a negative effect on our sales. Despite this, we are encouraged to see some of our customers’ order patterns improving in the second quarter, and combined with our strong design win momentum, we are optimistic that this could lead to a stronger market rebound towards the end of 2023.”

“We are actively taking steps to right size our business and protect our profitability. We are also working on reducing our manufacturing costs to improve gross margins in the near-term. Regarding operating expenses, we have been taking steps to reduce our compensation-related costs, the largest item in our operating expense, as well as retiring certain unprofitable, non-core product lines and pushing out certain R&D project tape-outs and related expenses. Overall, we believe we are putting the right actions in place to improve our overall profitability throughout 2023.”

“Despite today’s difficult operating environment, we are working hard with our customers and our manufacturing partners to continue delivering cost effective, high-performance, differentiated solutions that will enable us to maintain our leadership in the storage controller market. We are confident that we have the right customers, strong design win momentum and are taking necessary steps to ensure the long-term growth of our revenue and profitability.”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	1Q 2023	4Q 2022	1Q 2022	1Q 2023	4Q 2022	1Q 2022
Revenue	$124.1	$200.8	$242.0	$124.1	$200.8	$242.0
Gross profit	$52.3	$87.0	$126.1	$52.5	$95.1	$126.3
Percent of revenue	42.2%	43.3%	52.1%	42.3%	47.4%	52.2%
Operating expenses	$46.8	$61.9	$59.7	$39.6	$48.5	$54.3
Operating income	$5.5	$25.1	$66.4	$12.9	$46.6	$72.0
Percent of revenue	4.4%	12.5%	27.4%	10.4%	23.2%	29.8%
Earnings per diluted ADS	$0.30	$0.71	$1.60	$0.33	$1.22	$1.72

Other Financial Information

(in millions)	1Q 2023	4Q 2022	1Q 2022
Cash, cash equivalents, restricted cash and short-term investments—end of period	$280.3	$287.1	$281.7
Routine capital expenditures	$7.2	$3.5	$5.7
Dividend payments	—	—	$17.0
Share repurchases	—	—	$103.0

During the first quarter of 2023, we had $13.6 million of capital expenditures, including $7.2 million for the routine purchase of testing equipment, software, design tools and other items, and $6.4 million for building construction in Hsinchu.

Acquisition Update

On May 5, 2022, Silicon Motion agreed to be acquired by MaxLinear, Inc. (“MaxLinear”) with (a) holders of Silicon Motion ordinary shares, par value $0.01 (each, a “Share”), to receive $23.385 in cash and 0.097 shares of common stock, par value $0.0001, of MaxLinear (“MaxLinear Common Stock”) for each Share that they hold (other than certain customary excluded Shares), and (b) ADS holders to receive $93.54 in cash and 0.388 shares of MaxLinear Common Stock for each ADS that they hold (other than ADSs representing certain customary excluded Shares), in each case, with cash in lieu of any fractional shares of MaxLinear Common Stock as set forth in the merger agreement (collectively, the “Transaction”). On August 31, 2022, shareholders at Silicon Motion’s Extraordinary General Meeting of shareholders approved the Transaction.

The Transaction is not subject to any financing condition but is pending satisfaction of customary closing conditions, including antitrust approval from China’s State Administration for Market Regulation (“SAMR”). MaxLinear and Silicon Motion cannot predict with certainty the length of SAMR’s review but expect a final determination by SAMR in the second or third quarter of 2023, or even later. On June 27, 2022, the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), expired with respect to the Transaction. If the Transaction has not closed by June 27, 2023, the parties will need to re-file under the HSR Act.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating income (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Restructuring charges relate to the restructuring of our underperforming product lines, principally the write-down of NAND flash, embedded DRAM and SSD inventory valuation and severance payments.

M&A transaction expenses consist of legal, financial advisory and other fees related to the Transaction.

Loss from settlement of litigation relates to an expense accrued in connection with a settlement of a lawsuit.

Foreign exchange loss (gain) consists of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Unrealized holding loss (gain) on investments relates to the difference between market value and cost of long-term investments.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2022	2022	2023
	($)	($)	($)
Net Sales	241,978	200,759	124,069
Cost of sales	115,871	113,786	71,766

Gross profit	126,107	86,973	52,303
Operating expenses
Research & development	45,623	51,926	34,850
Sales & marketing	7,602	5,629	6,605
General & administrative	6,520	4,349	5,363
Loss from settlement of litigation	—	(10)	—

Operating income	66,362	25,079	5,485
Non-operating income (expense)
Interest income, net	260	1,261	1,810
Foreign exchange gain (loss), net	165	(562)	238
Unrealized holding gain on investments	—	896	4,746
Others, net	1	—	—

Subtotal	426	1,595	6,794

Income before income tax	66,788	26,674	12,279
Income tax expense	12,286	3,138	2,129

Net income	54,502	23,536	10,150

Earnings per basic ADS	1.61	0.71	0.31
Earnings per diluted ADS	1.60	0.71	0.30
Margin Analysis:
Gross margin	52.1%	43.3%	42.2%
Operating margin	27.4%	12.5%	4.4%
Net margin	22.5%	11.7%	8.2%
Additional Data:
Weighted avg. ADS equivalents	33,807	33,054	33,176
Diluted ADS equivalents	34,010	33,209	33,381

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended
	Mar. 31, 2022 ($)	Dec. 31 2022 ($)	Mar. 31, 2023 ($)
Gross profit (GAAP)	126,107	86,973	52,303
Gross margin (GAAP)	52.1%	43.3%	42.2%
Stock-based compensation (A)	138	228	135
Restructuring charges	102	7,918	37
Gross profit (non-GAAP)	126,347	95,119	52,475
Gross margin (non-GAAP)	52.2%	47.4%	42.3%
Operating expenses (GAAP)	59,745	61,894	46,818
Stock-based compensation (A)	(5,430)	(12,613)	(5,350)
M&A transaction expenses	—	(787)	(637)
Restructuring charges	—	—	(1,256)
Loss from settlement of litigation	—	10	—
Operating expenses (non-GAAP)	54,315	48,504	39,575
Operating profit (GAAP)	66,362	25,079	5,485
Operating margin (GAAP)	27.4%	12.5%	4.4%
Total adjustments to operating profit	5,670	21,536	7,415
Operating profit (non-GAAP)	72,032	46,615	12,900
Operating margin (non-GAAP)	29.8%	23.2%	10.4%
Non-operating income (expense) (GAAP)	426	1,595	6,794
Foreign exchange loss (gain), net	(165)	562	(238)
Unrealized holding gain on investments	—	(896)	(4,746)
Non-operating income (expense) (non-GAAP)	261	1,261	1,810
Net income (GAAP)	54,502	23,536	10,150
Total pre-tax impact of non-GAAP adjustments	5,505	21,202	2,431
Income tax impact of non-GAAP adjustments	(1,062)	(3,687)	(1,418)
Net income (non-GAAP)	58,945	41,051	11,163
Earnings per diluted ADS (GAAP)	$1.60	$0.71	$0.30
Earnings per diluted ADS (non-GAAP)	$1.72	$1.22	$0.33
Shares used in computing earnings per diluted ADS (GAAP)	34,010	33,209	33,381
Non-GAAP adjustments	273	341	167
Shares used in computing earnings per diluted ADS (non-GAAP)	34,283	33,550	33,548
(A) Excludes stock-based compensation as follows:
Cost of sales	138	228	135
Research & development	3,707	9,670	3,868
Sales & marketing	630	1,053	541
General & administrative	1,093	1,890	941

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Mar. 31, 2022 ($)	Dec. 31 2022 ($)	Mar. 31, 2023 ($)
Cash and cash equivalents	226,396	232,179	225,382
Accounts receivable (net)	208,413	206,105	145,772
Inventories	218,763	287,964	307,662
Refundable deposits – current	48,500	49,490	49,492
Prepaid expenses and other current assets	37,847	12,184	14,115

Total current assets	739,919	787,922	742,423
Long-term investments	8,550	9,267	14,068
Property and equipment (net)	131,317	139,434	147,115
Other assets	17,696	24,627	24,592

Total assets	897,482	961,250	928,198

Accounts payable	81,028	36,023	35,373
Income tax payable	55,557	42,114	43,685
Accrued expenses and other current liabilities	110,961	105,731	55,644

Total current liabilities	247,546	183,868	134,702
Other liabilities	31,210	44,781	45,223

Total liabilities	278,756	228,649	179,925
Shareholders’ equity	618,726	732,601	748,273

Total liabilities & shareholders’ equity	897,482	961,250	928,198

Silicon Motion Technology Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	For Three Months Ended
	Mar. 31, 2022 ($)	Dec. 31 2022 ($)	Mar. 31, 2023 ($)
Net income	54,502	23,536	10,150
Depreciation & amortization	4,454	4,936	5,608
Stock-based compensation	5,568	12,841	5,485
Investment losses (gain) & disposals	1	(894)	(4,746)
Changes in operating assets and liabilities	(66,652)	(409)	(9,525)

Net cash provided by (used in) operating activities	(2,127)	40,010	6,972

Purchase of property & equipment	(11,662)	(7,794)	(13,550)

Net cash used in investing activities	(11,662)	(7,794)	(13,550)

Dividend payments	(16,953)	—	—
Share repurchases	(103,045)	—	—

Net cash used in financing activities	(119,998)	—	—

Net increase (decrease) in cash, cash equivalents & restricted cash	(133,787)	32,216	(6,578)
Effect of foreign exchange changes	(84)	954	(177)
Cash, cash equivalents & restricted cash—beginning of period	415,523	253,885	287,055

Cash, cash equivalents & restricted cash—end of period	281,652	287,055	280,300

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

Information provided in this press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Silicon Motion’s and MaxLinear’s current expectations, estimates and projections about the expected date of closing of the Transaction and the potential benefits thereof, their businesses and industry, management’s beliefs and certain assumptions made by Silicon Motion and MaxLinear, all of which are subject to change. The forward-looking statements include, but are not limited to, statements about the expected timing of the transaction that will result in the merger of Shark Merger Sub (a wholly owned subsidiary of MaxLinear) with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of MaxLinear, the satisfaction or waiver of any conditions to the Transaction, anticipated benefits, growth opportunities and other events relating to the Transaction, and projections about Silicon Motion’s business and its future revenues, expenses and profitability, and, in some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “potentially,” “continue,” “could,” “seek,” “see,” “would,” “might,” “continue,” “target” or the negatives of these terms or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the Transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Although such statements are based on Silicon Motion’s own information and information from other sources Silicon Motion believes to be reliable, you should not place undue reliance on them and caution must be exercised in relying on forward-looking statements. These statements involve risks and uncertainties, and actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the risk that the Transaction may not be completed on the anticipated terms and timing, in a timely manner or at all, which may adversely affect Silicon Motion’s or MaxLinear’s respective business and the price of our ADSs and shares of MaxLinear Common Stock;

uncertainties as to the timing of the consummation of the Transaction and the potential failure to satisfy the conditions to the consummation of the Transaction, including the receipt of certain governmental and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the parties’ businesses and other conditions to the completion of the Transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the effect of the announcement or pendency of the Transaction on the Company’s or MaxLinear’s respective business relationships, operating results, and business generally; expected benefits, including financial benefits, of the Transaction may not be realized; integration of the acquisition post-closing may not occur as anticipated, and the combined company’s ability to achieve the growth prospects and synergies expected from the Transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses, may occur; litigation related to the Transaction or otherwise; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; attempts to retain key personnel and customers may not succeed; risks related to diverting attention from the parties’ ongoing businesses, including current plans and operations; changes in tax regimes, legislation or government regulations affecting the acquisition or the parties or their businesses; economic, social or political conditions that could adversely affect the Transaction or the parties, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China and the military conflict in Ukraine and related sanctions against Russia and Belarus; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as the parties’ responses to any of the aforementioned factors; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market prices of the parties’ traded securities; potential business uncertainty or adverse reactions or changes to business relationships resulting from the announcement or completion of the Transaction; potential negative changes in general economic conditions and market developments in the regions or the industries in which the parties’ operate; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers as a result or in anticipation of the Transaction or otherwise; the parties’ respective customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; risks associated with the ongoing global outbreak of COVID-19, including, but not limited to, the emergence of variants to the original COVID-19 strain, such as the Delta and Omicron variants, and related private and public sector measures; Silicon Motion’s ability to provide a safe working environment for employees during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; Silicon Motion’s and MaxLinear’s abilities to implement their business strategies; pricing trends, including Silicon Motion’s and MaxLinear’s abilities to achieve economies of scale; uncertainty as to the long-term value of MaxLinear Common Stock; restrictions during the pendency of the Transaction that may impact the Company’s or MaxLinear’s ability to pursue certain business opportunities or strategic transactions; and the other risk factors discussed from time to time by Silicon Motion in the most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. SEC filings for Silicon Motion are also available on Silicon Motion’s website at https://www.siliconmotion.com/investor. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Silicon Motion Investor Contacts:

Jason Tsai	Selina Hsieh
jason.tsai@siliconmotion.com	ir@siliconmotion.com